Exhibit 22.1
List of Guarantor Subsidiaries
The following subsidiaries of Oasis Petroleum, Inc. (the "Issuer") were, as of March 31, 2020, guarantors of the Issuer's Senior Notes:

Entity	Jurisdiction of Formation
Oasis Midstream Services LLC	Delaware
Oasis Petroleum LLC	Delaware
Oasis Petroleum Marketing LLC	Delaware
Oasis Petroleum North America LLC	Delaware
Oasis Petroleum Permian LLC	Delaware
Oasis Well Services LLC	Delaware
OMP GP LLC	Delaware
OMS Holdings LLC	Delaware